August 9, 2012

Via Electronic Mail and Overnight Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs

Evan S. Jacobson

Stephen Kirkorian

Morgan Youngwood

Re:	Trulia, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted July 12, 2012

CIK No. 1349454

Ladies and Gentlemen:

On behalf of our client, Trulia, Inc. (the “Company”), we are submitting on a supplemental basis information requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding average subscription period and renewal rate of the Company’s subscription products. The Company is providing this supplemental letter in response to comment 8 of the Staff’s letter (the “Comment Letter”) dated July 26, 2012.

In accordance with Rule 418(b) of the Securities Act of 1933, 17 C.F.R. § 230.418(b), we respectfully request that, upon completion of its review, the Staff return Exhibit A to this letter to the Company at the following address: 116 New Montgomery Street, Suite 300, San Francisco, California 94105, Attention: Scott Darling, Vice President & General Counsel. Please note that the submission of this letter is without prejudice to, and with full reservation of, all privileges, rights and protections that may pertain to this letter.

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Securities and Exchange Commission

August 9, 2012

The Company advises the Staff that, as per the Staff’s request pursuant to comment 8 of the Comment Letter, the Company has prepared data for the average subscription period of new subscriptions that the Company sold during each quarter since the first quarter of 2010, which data is set forth on Exhibit A.

As the Company communicated to the Staff in its letter dated August 3, 2012, the Company advises the Staff that the Company believes that the average subscription period of new subscriptions sold by the Company is not material to an understanding of the Company’s business and the Company believes this information would be misleading to investors. This belief is supported by the following considerations:

•

Average subscription period varies widely based on the type of subscription sold. For example, the Company sells certain products on a one, three, six or twelve-month basis, while it currently sells other products only on a twelve-month basis. Because of a recent product introduction in the second quarter of 2012 that is offered only on a twelve-month subscription basis, the average subscription period of new subscriptions that the Company sold during this quarter increased substantially. Similarly, future introductions of new products with varying subscription periods will skew average subscription period data.

•	The Company has already disclosed in the Company’s draft Registration Statement on Form S-1 that its subscription products are sold for periods that generally range from one month to twelve months.

•	Subscribers often purchase subscriptions to the Company’s products only for limited periods as part of their advertising campaigns for seasonal or other reasons.

•

Management of the Company does not review this information in monitoring the overall health of the Company’s business, but instead reviews average subscription length for new subscriptions sold in any given period to understand the impact of short-term marketing and intra-period sales incentive programs for the Company’s inside sales team. The Company advises the Staff that management prepared this information for historical periods before the beginning of 2012 solely to respond to the Staff’s request for this data and did not otherwise have this data readily available.

In addition, the Company advises the Staff that the Company has maintained, and is hereby providing to the Staff, data for the renewal rate of the Company’s subscription products during the first and second quarters of 2012, as set forth on Exhibit A. The Company defines its renewal rate as the percentage of subscribers whose last subscription contract is eligible for renewal in a given month who renew that subscription. The Company advises the Staff that it began capturing this data in the first quarter of 2012 and does not have, and would have great difficulty obtaining (if it was able to do so at all), comparable data for prior periods because the Company’s historical records before 2012 did not include the information necessary to re-create comparable renewal rate data.

Securities and Exchange Commission

August 9, 2012

As the Company communicated to the Staff in its letter dated August 3, 2012, the Company advises the Staff that the Company believes that information relating to the Company’s renewal rate is not material to an understanding of the Company’s business and the Company believes this information would be misleading to investors, notwithstanding the high percentage renewal rates set forth on Exhibit A. This belief is supported by the following considerations:

•

Management of the Company does not review this information in monitoring the overall health of the Company’s business. Because of the reasons described below, disclosure of the Company’s renewal rate would not enable an investor to view the Company “through the eyes of management.”

•

The primary focus of the Company’s sales and marketing activities to date has been to attract new customers, rather than retain existing customers. Currently, the Company has approximately 20,000 subscribers in its marketplace out of a total addressable market of 2.8 million real estate professionals in the United States. Management of the Company views increasing market penetration to be the most important indicator of the health of the Company’s marketplace business.

•

Subscribers often start and stop their subscriptions for reasons such as marketing programs, seasonal variations, changes in strategy, the part-time nature of the business of many real estate professionals, or budget allocation shifts and, therefore, changes in renewal rates may present misleading information with respect to renewing subscribers, new subscribers or both. For example, if a subscriber stops subscribing to the Company’s products for a short period before purchasing a new subscription, the Company’s renewal rate would be understated and its measurement of new subscribers would be overstated, each of which would be misleading to investors.

•

Non-renewals often enable the Company to optimize pricing of its subscription products. Because demand for subscriptions in a given zip code and at a given price sometimes exceeds the number of subscriptions that are available for sale, the Company sometimes increases the price of the applicable subscription in response to demand. If a new subscriber who is willing to pay a higher price for the subscription replaces a current subscriber who is only willing to pay the original price, the Company’s renewal rate decreases even though the Company is better monetizing the subscription and increasing revenue. The sequential upward trend in the Company’s average revenue per subscriber in part reflects this pricing optimization as set forth in the Company’s draft Registration Statement on Form S-1.

•

The Company’s primary public company competitors (Zillow and Move) do not disclose renewal rate, and the Company believes that this is because those companies also believe that such information is not material to their businesses and could be misleading to investors.

Securities and Exchange Commission

August 9, 2012

The Company believes that neither average subscription period of new subscriptions sold nor renewal rates are material to an understanding of the Company’s business and may be misleading to investors. Furthermore, the Company believes that other metrics that the Company’s management regularly monitors and that are currently disclosed in the Company’s draft Registration Statement on Form S-1, such as the total number of subscribers and average monthly revenue per subscriber, are more helpful to an investor’s understanding of the Company’s marketplace business.

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Securities and Exchange Commission

August 9, 2012

Please direct any questions with respect to this supplemental information to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:	Peter Flint, Trulia, Inc.

Sean Aggarwal, Trulia, Inc.

Scott Darling, Trulia, Inc.

David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP

Securities and Exchange Commission

August 9, 2012

Exhibit A

Average Subscription Period of New Subscriptions

[****INFORMATION PROVIDED SUPPLEMENTALLY TO THE SECURITIES AND EXCHANGE

COMMISSION PURSUANT TO RULE 418 OF THE SECURITIES ACT OF 1933****]

Renewal Rate

[****INFORMATION PROVIDED SUPPLEMENTALLY TO THE SECURITIES AND EXCHANGE

COMMISSION PURSUANT TO RULE 418 OF THE SECURITIES ACT OF 1933****]